SEGMENT LOCK-IN RIDER

This rider is part of Your contract. All definitions, provisions, and exceptions of the contract apply to this rider unless specifically changed by this rider. The rider effective date is the same as the Contract Date unless a different rider effective date is shown on the Data Page. In the event of a conflict between any provision in this rider and the contract, the provisions of this rider will control.

RIDER BENEFIT

This rider gives You the ability to lock-in the then current Equity Adjustment for a Segment Option prior to the end of a Segment Term.
DEFINITIONS

EQUITY ADJUSTMENT is the adjustment (which could be positive, negative, or equal to zero) to the Accumulated Value expressed as a percentage, based on the change in the fair value of the hypothetical derivative assets designed to replicate credits provided by a Segment Option at the end of a Segment Term.

LOCK-IN DATE is the Valuation Day that We receive Notice for a lock-in or the Valuation Day the Equity Adjustment crosses a Lock-In Threshold.

LOCK-IN THRESHOLD(S) is a percentage(s) You can set at which a lock-in will automatically occur.

SEGMENT LOCK-IN
You can request a Segment Lock-In or set Lock-In Threshold(s) on any Valuation Day. In order to request a Segment Lock-In or set Lock-In Threshold(s) You must provide Us with Notice. The Lock-In Date will be the Valuation Day We receive Notice in Good Order to lock the Segment Option, or the Valuation Day where the Equity Adjustment crosses a Lock-In Threshold. The Equity Adjustment is locked in on the Lock-In Date and may be different than the prior Valuation Day’s Equity Adjustment as well as the Lock-In Threshold that was set.

You can set an upper threshold and/or lower threshold per Segment Option. An upper threshold is a threshold that is above the current Equity Adjustment and a lower threshold is a threshold that is below the current Equity Adjustment. Lock-In Threshold(s) may be removed or changed if You provide Us with Notice in Good Order as long as a Segment Lock-In has not happened on the specified Segment Option yet.

Once a Segment Lock-In occurs, it is irrevocable for that Segment Term. A Segment Lock-In may not be applied retroactively and can only be exercised for the entire Segment Option. A Segment Lock-In may only be exercised once per Segment Term for each Segment Option. When a Segment Lock-In has been exercised, the Segment Term will end on the next Segment Anniversary which will also be the Segment End Date. Once the Segment Option has been locked the Equity Adjustment will not change until the Segment Term is complete. The Equity Adjustment on the Lock-In Date will be the Segment Return that will be used in the calculation of the Segment Credit, which will be applied on the Segment End Date.

If you exercise a Segment Lock-In; the Segment Credit You receive may be different than the Segment Credit You would have received on the Segment End Date if You hadn’t exercised the Segment Lock-In. You may receive less than the full protection of the Buffer Rate or Floor Rate.

At the Segment End Date on or after the Lock-In Date, the lock will end and We will reallocate the Accumulated Value per Your instructions. If You have not provided new allocation instructions, We will reallocate the Accumulated Value as stated in Your contract. You may exercise the Segment Lock-In again during the next Segment Term. We reserve the right to limit the availability of the Segment Lock-In rider for certain Segment Options.
Principal Life Insurance Company
{ Des Moines, Iowa 50392-0001 }